# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WOODWARD, INC., CIK 0000108312
CUSIP: 980745103
Title of class of securities: Common Stock, par value $0.001455 per share
Address of issuer's principal executive offices: 1081 Woodward Way, Fort Collins, Colorado (CO), 80524
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000945631-23-000008
Filed by CIK 0000945631

## Reporting persons
- Eagle Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New Jersey (NJ); sole voting power 2,464,338; shared voting power 0; sole dispositive power 2,464,338; shared dispositive power 0; aggregate amount beneficially owned 2,464,338 (4.13% of the class)

## Item 1. Issuer
Name of issuer: WOODWARD, INC.
Address of issuer's principal executive offices: 1081 Woodward Way, Fort Collins, Colorado 80524

## Item 2. Person Filing
Name of person filing: Eagle Capital Management, LLC
Address of principal business office or, if none, residence: 65 East 55th Street, 26th Floor, New York, NY 10022
Citizenship: New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,464,338
Percent of class: 4.13%
Sole power to vote or to direct the vote: 2,464,338
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,464,338
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Eagle Capital Management, LLC: Taylor Klimek, Taylor Klimek / Compliance Officer (05/15/2026)